September 6, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary Cole

RE:	Apollo Investment Corporation shelf Registration Statement on Form N-2

(File No. 333-145804) filed originally on August 30, 2007 (the

“Registration Statement”)

Dear Ms. Cole:

Apollo Investment Corporation, a Maryland business development company (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 12:00 p.m., Eastern Daylight Time, on September 7th, 2007.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to either Michael Hoffman of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3406 or Marissa L. Kim of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3058 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•

should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

APOLLO INVESTMENT CORPORATION

By:	/s/ Richard L. Peteka
Name:	Richard L. Peteka
Title:	Chief Financial Officer